UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020.

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

February 7, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Announcement of Additional Information of Summary of Consolidated Financial Results for the Fiscal Year Ended December 31, 2019

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Fiscal Year Ended December 31, 2019” announced on January 29, 2020, as follows.

The new information consists of following:

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

January 29, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Fiscal Year Ended December 31, 2019

<Prepared in accordance with International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE:LN) (TOKYO:3938) announces the summary of its consolidated financial results for the fiscal year ended December 31, 2019.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Scheduled date of annual general meeting of shareholders: March 26, 2020
Payment date of dividends: –
Filing date of annual securities report: March 27, 2020
Supplemental materials prepared on financial results: Yes
Financial results conference scheduled: No

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.    Consolidated financial results for the fiscal year ended December 31, 2019 (from January 1, 2019 to December 31, 2019)

(1)  Consolidated operating results

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(loss) from operating activities		Profit/(loss) before income taxes		Loss for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2019	227,485	9.8	(38,997)	—	(51,616)	—	(51,416)	—
December 31, 2018	207,182	24.0	16,110	(35.8)	3,354	(81.5)	(5,792)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the year		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
Fiscal year ended	Millions of yen	%	Millions of yen	%	Yen		Yen
December 31, 2019	(46,888)	—	(50,634)	—		(196.07)		(196.07)
December 31, 2018	(3,718)	—	(11,929)	—		(15.62)		(15.62)

	Return on equity attributable to the shareholders of the Company	Ratio of profit before tax to total assets	Ratio of profit from operating activities to revenues
Fiscal year ended	%	%	%
December 31, 2019	—	—	—
December 31, 2018	—	0.8	7.8

(Reference) Share of loss of associates and joint ventures accounted for using the equity method:

    Fiscal year ended December 31, 2019    (13,412) million yen         Fiscal year ended December 31, 2018         (11,148) million yen

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets	Equity attributable to the shareholders of the Company per share
As of	Millions of yen	Millions of yen	Millions of yen	%	Yen
December 31, 2019	541,352	174,663	158,133	29.2	659.96
December 31, 2018	486,587	208,514	198,916	40.9	833.87

(3)	Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
Fiscal year ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
December 31, 2019	(3,105)	(43,133)	6,112	217,345
December 31, 2018	9,122	(52,884)	178,401	256,978

2.	Cash dividends

	Annual dividends per share					Total amount of cash dividends (annual)	Payout ratio (consolidated)	Dividend on equity attributable to the shareholders of the Company ratio (consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
For the year ended December 31, 2018	—	0.00	—	0.00	0.00	—	0.0	0.0
For the year ended December 31, 2019	—	0.00	—	0.00	0.00	—	0.0	0.0
For the year ending December 31, 2020 (Forecast)	—	0.00	—	0.00	0.00		—

3.	Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the fiscal year ended December 31, 2019 (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: Yes

From January 1, 2019, the Group has adopted IFRS 16 Leases. The Group also has revised the estimated useful lives on some of its property and equipment.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the fiscal year (including treasury shares)

As of December 31, 2019	241,133,142 shares
As of December 31, 2018	240,524,642 shares

b.	Number of treasury shares at the end of the fiscal year

As of December 31, 2019	1,524,392 shares
As of December 31, 2018	1,979,775 shares

c.	Average number of common shares outstanding during the fiscal year

For the fiscal year ended December 31, 2019	239,142,707 shares
For the fiscal year ended December 31, 2018	238,074,806 shares

(Reference) Stand-alone financial results for the fiscal year ended December 31, 2019 (from January 1, 2019 to December 31, 2019) under Japanese GAAP

(Yen amounts are rounded down to the nearest million, unless otherwise noted.)

(1)	Stand-alone operating results

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(loss) from operating activities		Profit/(loss) from ordinary activities		Loss for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2019	166,433	11.2	(724)	—	(887)	—	(6,069)	—
December 31, 2018	149,606	18.8	3,066	(77.9)	2,889	(79.6)	(3,674)	—

	Basic earnings/(loss) per share	Diluted earnings/(loss) per share
Fiscal year ended	Yen	Yen
December 31, 2019	(25.38)	(25.38)
December 31, 2018	(15.43)	(15.43)

(2)	Stand-alone financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
December 31, 2019	436,767	182,833	40.7	742.58
December 31, 2018	426,041	183,057	41.8	747.12

(Reference) Equity:

    Fiscal year ended December 31, 2019          177,929 million yen          Fiscal year ended December 31, 2018          178,221 million yen

<Reasons for variance between stand-alone financial results for the fiscal years ended December 31, 2019 and 2018> Revenues for the year ended December 31, 2019 increased as a result of growth in “display advertising”, such as LINE News Ads. On the other hand, increases in payroll expenses and outsourcing expenses in connection with an increase in projects and development of AI and other businesses for future growth resulted in loss from operating activities and ordinary activities. Additionally, loss for the year ended December 31, 2019 increased compared to the previous year due to loss on valuation of stock of subsidiaries and affiliates.

* Information regarding the audit procedures

Financial results reports are exempt from audit procedures conducted by certified public accountants or an audit firm.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, we believe that it would be the investors’ benefit that we provide the information of our annual operating results that is available at this point. For that reason, we disclose, in advance, the overview of operating results, the Consolidated Statement of Financial Position, the Consolidated Statement of Profit or Loss and the segment information as a part of the summary of financial results and the related attachments. Other information will be released as soon as it has been prepared. Supplemental information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

1.	Overview of operating results

(1)	Overview of operating results for the current fiscal year

	2018	2019
Revenues	207,182	227,485
Profit/(loss) from operating activities	16,110	(38,997)
Profit/(loss) before tax from continuing operations	3,354	(51,616)
Loss for the year	(5,792)	(51,416)
Loss for the year attributable to the shareholders of the Company	(3,718)	(46,888)

The revenues for the fiscal year ended December 31, 2019 was 227,485 million yen, an increase of 9.8% year on year. The major factor for the increase was an increase in advertising sales.

Loss from operating activities for the fiscal year ended December 31, 2019 was 38,997 million yen, compared to a profit of 16,110 million yen for the fiscal year ended December 31, 2018.

The key factors for posting the loss from operating activities, while revenue increased, are as follows:

Other operating income

Other operating income decreased by 24,888 million yen year on year due to the absence of the previous year’s gain related to the loss of control over LINE Mobile Corporation and LINE Games Corporation, totaling 24,794 million yen. The loss of control resulted in a change in recognition from subsidiaries to associates accounted for under the equity method.

Payment processing and licensing expenses

In line with the aforementioned increase in revenues, payment processing and licensing expenses increased by 5,051 million yen year on year.

Employee compensation expenses

Employee compensation expenses increased by 12,772 million yen year on year mainly due to an increase in the number of employees.

Marketing expenses

Marketing expenses increased by 12,711 million yen year on year mainly due to various promotions for fintech and other services.

Outsourcing expenses and other service expenses

Outsourcing expenses and other service expenses increased by 10,067 million yen year on year mainly due to a rise in cost for the development of fintech-related technology and fees for usage of digital contents for advertising business.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 11,602 million yen year on year mainly due to the depreciation of right-of-use assets related to properties, which were recognized on application of IFRS 16 Leases.

Other operating expenses

Despite a rise in cost of goods sold, the payment of taxes and dues stemming from a capital increase in subsidiaries, and an increase in costs associated with LINE Point Ads, other operating expenses decreased by 2,054 million yen year on year due to the decrease in rent expenses as a result of applying IFRS 16 Leases.

Loss before tax from continuing operations in the fiscal year ended December 31, 2019 was 51,616 million yen, compared to a profit of 3,354 million yen in the previous year. In addition to the aforementioned factors for the loss in the operating results, the main cause for the loss before tax from continuing operations was the increase in the share of losses from associates and joint ventures partly offset by gains from the valuation of financial assets.

Loss for the year in the fiscal year ended December 31, 2019 was 51,416 million yen, compared to loss of 5,792 million yen in the previous year. The main factors for the loss for the current year were the same as the aforementioned factors for the increase in loss before tax for the year from continuing operations.

As a result of the above, loss for the year attributable to the shareholders of the Company in the fiscal year ended December 31, 2019 was 46,888 million yen, compared to loss of 3,718 million yen in the previous year. Except for revenue, the operating results were significantly different from the prior year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the year ended December 31, 2019 were 196,711 million yen, an increase of 10.3% year on year. The profit from this segment was 31,584 million yen, an increase of 18.9% year on year.

The increases in revenues and profit in the Core business segment were driven by strong advertising sales from account advertising services and display advertising services.

Strategic business

Revenues from the Strategic business segment for the fiscal year December 31, 2019 were 30,774 million yen, an increase of 6.9% year on year, and losses from this segment were 66,557 million yen whereas it was 34,931 million yen in the previous year.

The main factor for the increase in revenues in the Strategic business segment was the increase in revenues from fintech and E-commerce. The increase in losses from this segment was mainly due to an increase in the development costs and marketing expenses, which related to the fintech business.

For more details of profit and loss by segment, see 3. (6) of the Segment information.

(2)	Cash flow position for the current fiscal year

The balance of cash and cash equivalents (hereinafter, “cash”) as of December 31, 2019 decreased by 39,633 million yen from the end of the previous fiscal year to 217,345 million yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash used in operating activities was 3,105 million yen for the fiscal year ended December 31, 2019, compared to net cash provided by operating activities of 9,122 million yen for the fiscal year ended December 31, 2018. The decrease in cash for the fiscal year ended December 31, 2019 was mainly due to loss before tax from continuing operations. On the other hand, the rent payment of 9,167 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as payments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

Cash flows from investing activities

Net cash used in investing activities was 43,133 million yen for the fiscal year ended December 31, 2019 which decreased by 9,751 million yen compared with those for the fiscal year ended December 31, 2018. The decrease in cash outflows for the fiscal year ended December 31, 2019 was primarily due to the decrease in the expenditure for investments in or purchases of equity instruments and debt instruments.

Cash flows from financing activities

Net cash provided by financing activities was 6,112 million yen for the fiscal year ended December 31, 2019, which decreased by 172,289 million yen compared with those for the fiscal year ended December 31, 2018. The decrease in cash inflows was mainly due to proceeds from the issuance of corporate bonds during for the fiscal year ended December 31, 2018 that were absent for the fiscal year ended December 31, 2019. In addition, the rent payment of 9,167 million yen, which had been classified in the cash flows from operating activities, was reclassified to the cash flows from financing activities as payments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

(3)	Forecasts for the fiscal year ending December 31, 2020

The Group’s revenues for the fiscal year ending December 31, 2020 are expected to increase due to a steady growth in transaction volume from advertising services, LINE Manga, and LINE Music of the Core business segment. In the Strategic business segment, in addition to existing LINE Friends and E-Commerce services, the new financial services including security related services that launched during the fiscal year ended December 31, 2019 are expected to contribute to revenue growth.

In the fiscal year ending December 31, 2020, operating expenses are expected to increase, mainly due to an expansion in personnel in our advertising and finance businesses as well as active investments in AI businesses centering on LINE Search.

2.	Basic approach to the selection of accounting standards

The Group has adopted IFRS to increase the international comparability of its financial information and to improve the convenience in capital markets.

3.	Consolidated Financial Statements and selected Notes - Unaudited

(1)	Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2018	December 31, 2019
Assets
Current assets
Cash and cash equivalents	256,978	217,345
Trade and other receivables	37,644	42,680
Other financial assets, current	15,915	20,117
Contract assets	339	241
Inventories	4,887	4,740
Other current assets	9,751	10,518

Total current assets	325,514	295,641

Non-current assets
Property and equipment	24,726	25,024
Right-of-use assets	—	54,337
Goodwill	17,095	17,651
Other intangible assets	5,298	7,801
Investments in associates and joint ventures	53,921	64,194
Other financial assets, non-current	42,287	51,737
Deferred tax assets	17,107	24,095
Other non-current assets	639	872

Total non-current assets	161,073	245,711

Total assets	486,587	541,352

Liabilities
Current liabilities
Trade and other payables	34,985	43,710
Other financial liabilities, current	36,726	44,826
Accrued expenses	18,405	23,462
Income tax payables	4,855	3,963
Lease liabilities, current	—	11,487
Contract liabilities	24,637	25,752
Provisions, current	2,581	3,221
Other current liabilities	1,037	5,238

Total current liabilities	123,226	161,659

Non-current liabilities
Corporate bonds	142,132	142,851
Other financial liabilities, non-current	527	362
Lease liabilities, non-current	—	45,150
Deferred tax liabilities	503	1,071
Provisions, non-current	3,309	4,528
Post-employment benefits	6,943	9,617
Other non-current liabilities	1,433	1,451

Total non-current liabilities	154,847	205,030

Total liabilities	278,073	366,689

Shareholders’ equity
Share capital	96,064	96,737
Share premium	118,626	121,299
Treasury shares	(8,205)	(6,308)
Accumulated deficit	(5,556)	(53,524)
Accumulated other comprehensive income	(2,013)	(71)

Equity attributable to the shareholders of the Company	198,916	158,133

Non-controlling interests	9,598	16,530

Total shareholders’ equity	208,514	174,663

Total liabilities and shareholders’ equity	486,587	541,352

(2)	Consolidated Statement of Profit or Loss and Consolidated Statement of Comprehensive Income - Unaudited

(Consolidated Statement of Profit or Loss - Unaudited)

	(In millions of yen)

	2018	2019
Revenues and other operating income:
Revenues	207,182	227,485
Other operating income	28,099	3,211

Total revenues and other operating income	235,281	230,696

Operating expenses:
Payment processing and licensing expenses	(30,823)	(35,874)
Sales commission expenses	(15,960)	(15,995)
Employee compensation expenses	(57,493)	(70,265)
Marketing expenses	(20,311)	(33,022)
Infrastructure and communication expenses	(10,483)	(10,821)
Outsourcing and other service expenses	(31,825)	(41,892)
Depreciation and amortization expenses	(11,135)	(22,737)
Other operating expenses	(41,141)	(39,087)

Total operating expenses	(219,171)	(269,693)

Profit/(loss) from operating activities	16,110	(38,997)
Finance income	413	512
Finance costs	(519)	(1,980)
Share of loss of associates and joint ventures	(11,148)	(13,412)
Loss on foreign currency transactions, net	(902)	(72)
Other non-operating income	869	3,878
Other non-operating expenses	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations	3,354	(51,616)
Income tax expenses	(9,522)	(384)

Loss for the year from continuing operations	(6,168)	(52,000)
Profit from discontinued operations, net of tax	376	584

Loss for the year	(5,792)	(51,416)

Attributable to:
The shareholders of the Company	(3,718)	(46,888)
Non-controlling interests	(2,074)	(4,528)

		(In yen )
Earnings per share
Basic loss for the year attributable to the shareholders of the Company	(15.62)	(196.07)
Diluted loss for the year attributable to the shareholders of the Company	(15.62)	(196.07)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(17.20)	(198.51)
Diluted loss from continuing operations attributable to the shareholders of the Company	(17.20)	(198.51)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	1.58	2.44
Diluted profit from discontinued operations attributable to the shareholders of the Company	1.58	2.44

(Consolidated Statement of Comprehensive Income - Unaudited)

	(In millions of yen)

	2018	2019
Loss for the year	(5,792)	(51,416)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	(2,681)	3,799
Remeasurement of defined benefit plans	(169)	(1,134)
Income tax relating to items that will not be reclassified to profit or loss	706	(1,091)
Items that may be reclassified to profit or loss
Debt Instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	88	(7)
Reclassification to profit or loss of debt instruments at FVOCI	10	1
Exchange differences on translation of foreign operations:
Loss arising during the year	(4,047)	(732)
Reclassification to profit or loss	(345)	(448)
Proportionate share of other comprehensive income or loss of associates and joint ventures	(27)	8
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures	(12)	—
Income tax relating to items that may be reclassified subsequently to profit or loss	340	386

Total other comprehensive (loss)/income for the year, net of tax	(6,137)	782

Total comprehensive loss for the year, net of tax	(11,929)	(50,634)

Attributable to:
The shareholders of the Company	(9,648)	(46,027)
Non-controlling interests	(2,281)	(4,607)

(3)	Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards	—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (adjusted)	92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive loss
Loss for the year	—	—	—	(3,718)	—	—	—	(3,718)	(2,074)	(5,792)
Other comprehensive loss	—	—	—	—	(3,802)	(1,830)	(298)	(5,930)	(207)	(6,137)

Total comprehensive loss for the year	—	—	—	(3,718)	(3,802)	(1,830)	(298)	(9,648)	(2,281)	(11,929)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,336	—	—	—	—	—	1,336	—	1,336
Forfeiture of stock options	—	(37)	—	37	—	—	—	—	—	—
Exercise of stock options	1,195	(199)	—	—	—	—	—	996	—	996
Changes in interest in subsidiaries	—	17,440	—	—	(15)	(27)	1	17,399	8,241	25,640
Derecognition of non-controlling interests due to loss of control of subsidiaries	—	—	—	—	—	—	—	—	(1,974)	(1,974)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	795	795
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Issuance of convertible bonds with stock acquisition rights	—	4,175	—	—	—	—	—	4,175	—	4,175
Disposal of treasury shares	—	(137)	799	—	—	—	—	662	—	662
Acquisition of treasury shares	—	—	(4)	—	—	—	—	(4)	—	(4)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	2,224	—	(2,230)	6	—	—	—
Other	—	—	—	18	—	—	—	18	—	18

Total transactions with owners and other transactions	3,695	25,066	(4,205)	2,279	(15)	(2,257)	7	24,570	7,062	31,632

Balance at December 31, 2018	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514

(3)	Consolidated Statement of Change in Equity - Unaudited (continued)

(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514
Adjustment on adoption of new accounting standards	—	—	—	(26)	—	—	—	(26)	—	(26)

Balance at January 1, 2019 (adjusted)	96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890	9,598	208,488
Comprehensive (loss)/income
Loss for the year	—	—	—	(46,888)	—	—	—	(46,888)	(4,528)	(51,416)
Other comprehensive (loss)/income	—	—	—	—	(683)	2,691	(1,147)	861	(79)	782

Total comprehensive (loss)/income for the year	—	—	—	(46,888)	(683)	2,691	(1,147)	(46,027)	(4,607)	(50,634)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,682	—	—	—	—	—	1,682	—	1,682
Forfeiture of stock options	—	(51)	—	51	—	—	—	—	—	—
Exercise of stock options	673	(102)	—	—	—	—	—	571	—	571
Changes in interest in subsidiaries	—	1,715	—	—	—	—	—	1,715	13,070	14,785
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	203	203
Disposal of treasury shares	—	(571)	1,905	—	—	—	—	1,334	—	1,334
Acquisition of treasury shares	—	—	(8)	—	—	—	—	(8)	—	(8)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	(1,081)	—	1,081	—	—	—	—
Distributions	—	—	—	—	—	—	—	—	(1,734)	(1,734)
Other	—	—	—	(24)	—	—	—	(24)	—	(24)

Total transactions with owners and other transactions	673	2,673	1,897	(1,054)	—	1,081	—	5,270	11,539	16,809

Balance at December 31, 2019	96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133	16,530	174,663

(4)	Consolidated Statements of Cash Flows - Unaudited

	(In millions of yen)
	2018	2019
Cash flows from operating activities
Profit/(loss) before tax from continuing operations	3,354	(51,616)
Profit before tax from discontinued operations	550	648

Profit/(loss) before tax	3,904	(50,968)
Adjustments for:
Depreciation and amortization expenses	11,135	22,737
Finance income	(413)	(512)
Finance costs	519	1,980
Dividend income	(50)	(151)
Share-based compensation expenses	2,528	4,249
Gain on loss of control of subsidiaries and business transfer	(24,794)	—
Loss/(gain) on financial assets at fair value through profit or loss	646	(2,901)
Impairment loss of property and equipment	—	57
Impairment loss of right-of-use assets	—	617
Impairment loss of other intangible assets	212	96
Share of loss of associates and joint ventures	11,148	13,412
Dilution gains from changes in equity interest in associates and joint ventures	(2,620)	(1,819)
Loss/(gain) on foreign currency transactions, net	28	(456)
Changes in:
Trade and other receivables	2,344	(4,972)
Contract assets	97	98
Inventories	(1,672)	(397)
Trade and other payables	6,653	9,149
Accrued expenses	7,082	3,576
Contract liabilities	641	1,129
Provisions	1,079	493
Post-employment benefits	940	1,649
Other current assets	(2,428)	(3,216)
Other current liabilities	2,917	12,075
Others	504	375

Cash provided by operating activities	20,400	6,300

Interest received	409	495
Interest paid	(313)	(1,258)
Dividend received	82	202
Payment of issuance costs for corporate bonds	(1,954)	—
Income taxes paid	(9,502)	(8,844)

Net cash provided by/(used in) operating activities	9,122	(3,105)

	(In millions of yen)
	2018	2019
Cash flows from investing activities
Purchases of time deposits	(13,443)	(9,364)
Proceeds from maturities of time deposits	13,843	17,287
Purchase of equity investments	(5,022)	—
Proceeds from sales of equity investments	4,031	1,595
Investments in debt instruments	(15,661)	(11,223)
Proceeds from redemption of debt instruments	1,841	2,981
Acquisition of property and equipment and intangible assets	(20,939)	(15,487)
Proceeds from disposal of property and equipment and intangible assets	181	525
Investments in associates and joint ventures	(14,214)	(23,332)
Return on capital from investments in associates	499	92
Payments of office security deposits	(4,130)	(782)
Refund of office security deposits	447	355
Payment of guarantee deposits	(800)	(5,795)
Payments of the guarantee deposits for the Japanese Payment Services Act	(130)	(2,744)
Return of the guarantee deposits for the Japanese Payment Services Act	765	2,744
Payment of acquisition of subsidiaries and businesses	(188)	(240)
Proceeds from acquisition of subsidiaries and businesses, net of cash acquired	736	—
Cash disposed on loss of control of subsidiary and business transfer	(2,043)	—
Payments for loan receivables	(754)	(114)
Collection of loan receivables	2,271	338
Others	(174)	31

Net cash used in investing activities	(52,884)	(43,133)

Cash flows from financing activities
Payment of lease liabilities	—	(9,167)
Proceeds from short-term borrowings	1,050	1,100
Repayment of short-term borrowings	(72)	(1,002)
Repayment of long-term borrowing arrangement	(11)	(2)
Proceeds from issuance of corporate bonds	149,978	—
Payments of common shares issuance costs	(33)	(5)
Proceeds from exercise of stock options	1,002	573
Payment of distributions to non-controlling interests	—	(1,735)
Payments for acquisition of interest in subsidiaries from non-controlling interests	(630)	(452)
Capital contribution from non-controlling interests	26,439	15,476
Proceeds from disposal of treasury shares	662	1,334
Others	16	(8)

Net cash provided by financing activities	178,401	6,112

Net increase/(decrease) in cash and cash equivalents	134,639	(40,126)
Cash and cash equivalents at the beginning of the year	123,606	256,978
Effect of exchange rate fluctuations on cash and cash equivalents	(1,267)	493

Cash and cash equivalents at the end of the year	256,978	217,345

(5) Notes to Going-Concern Assumptions - Unaudited

Not applicable.

(6) Notes to Consolidated Financial Statements - Unaudited

Changes in Significant Accounting Policies

The impacts of the adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2019 on the Group’s unaudited consolidated financial statements for the year ended December 31, 2018 and 2019 are as follows:

IFRS16 Leases

The Group has adopted IFRS 16 Leases from the fiscal year beginning January 1, 2019. The Group has applied the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. As a result, the Group has not restated the amounts in the comparative reporting period prior to adoption of IFRS 16.

IFRS 16 sets out the principal for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under IAS 17, and apply a single accounting model. At the commencement date of a lease, lessees recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

Upon the adoption of IFRS 16, the Group recognized lease liabilities for its leases previously classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate used for the lease liabilities as of January 1, 2019 was 2.21%.

The Group applied the following practical expedients permitted by IFRS 16 when applying IFRS 16:

•	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to an impairment review.

•	Accounted operating leases with less than 12 months of lease term remaining as of January 1, 2019 for as short-term leases.

•	Used hindsight when determining the lease term of contract including extension options and/or termination options.

The Group elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(In millions of yen)
Commitments for operating lease as of December 31, 2018 as disclosed in the Group’s consolidated financial statements	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts start on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the Group’s incremental borrowing rate	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

As a result of above, the Group recognized 46,279 million yen and 48,013 million yen for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statement of Financial Position as of January 1, 2019.

Due to the adoption of IFRS 16, the infrastructure and communication expenses which included operating lease expenses, and other operating expenses which also included operating lease expenses decreased by 1,334 million yen and 10,433 million yen, respectively, for the fiscal year ended December 31, 2019. The depreciation and amortization expenses which included the depreciation expenses of right-of-use assets, and finance costs which included interest expenses for lease liabilities increased by 10,435 million yen and 1,215 million yen, respectively, for the fiscal year ended December 31, 2019. In addition, net cash used in operating activities decreased by 9,167 million yen compared to those under IAS 17, due to cash payments for the principal portion of the lease liabilities being classified to the cash flows from financial activities.

The accounting policies applied by the Group in accordance with the IFRS 16 Leases as of January 1, 2019 are as follows:

The Group, as a lessee, mainly leases properties and data centers. A lease contract is normally entered into for a fixed term from 1 year to 5 years but it may include extension options.

Leases are recognized as right-of-use assets and the corresponding liabilities when the lease assets become available for use by the Group. Each lease payment is apportioned between repayments of the lease liability and finance costs. The finance costs are accounted for as expenses over the lease term and calculated based on constant periodic rate of interest on the remaining balance of the lease liability. The right-of-use assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The assets and liabilities arising from leases are measured at the present value of the lease at the commencement date. The lease liability includes the net present value of the following lease payments:

•	fixed payments less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable under a residual value guarantee

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

Lease payments are determined using the discount rate as the interest rate implicit in the lease, if that rate can be readily determined, or the Group’s incremental borrowing rate.

The right-of-use assets measured at cost shall comprise:

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct cost

•	cost of restoring the underlying asset to the original condition

As a practical expedient, the Group elects, by class of underlying asset, not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

The lease payments associated with short-term lease and leases of low-value assets are recognized as expenses on a straight-line basis.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less. A lease of low-value asset, for example, comprises low value assets such as office furniture and fixture.

Most of the Group’s property leases include extension options and termination options.

An extension option shall be included in the lease term only if the lessee is reasonably certain to exercise that option.

Changes in Accounting Estimates

As of January 1, 2019, the Group revised the estimated useful lives of property and equipment to reflect the most recent condition of use of servers. Due to this revision in estimates, loss from operating activities decreased by 1,268 million yen for the year ended December 31, 2019 compared to the previous method.

Segment Information

The Group identifies operating segments based on internal reports regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assess the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising services, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	The Strategic business segment consists of fintech services, such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit for each segment is prepared in the same method as the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the year ended December 31, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	178,398	28,784	207,182	—	207,182
Segment profit/(loss)(2)	26,559	(34,931)	(8,372)	24,482	16,110
Depreciation and amortization expenses	8,832	2,303	11,135	—	11,135
(1) Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2) The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

For the year ended December 31, 2019
					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	196,711	30,774	227,485	—	227,485
Segment profit/(loss)(2)	31,584	(66,557)	(34,973)	(4,024)	(38,997)
Depreciation and amortization expenses	14,573	8,164	22,737	—	22,737
(1)	Corporate adjustments mainly include other operating income, share-based compensation expenses and a cost arisen from cancellation of system development.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

The reconciliation of Segment profit/(loss) to profit/(loss) before tax from continuing operations is as follows:

		(In millions of yen)

	2018	2019
Segment profit/(loss)	16,110	(38,997)
Finance income	413	512
Finance costs	(519)	(1,980)
Share of loss of associates and joint ventures	(11,148)	(13,412)
Loss on foreign currency transactions, net	(902)	(72)
Other non-operating income	869	3,878
Other non-operating expenses	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations	3,354	(51,616)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2018 and 2019 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

		(In millions of yen)
	2018	2019
Core business
Advertising
Display advertising(1)	36,221	49,655
Account advertising(2)	56,714	62,654
Other advertising(3)	15,302	12,533

Sub-total	108,237	124,842

Communication, content, and others
Communication(4)	28,527	28,319
Content(5)	38,237	38,344
Others	3,397	5,206

Subtotal	70,161	71,869

Core business total	178,398	196,711

Strategic business
Friends(6)	19,579	19,189
Others(7)	9,205	11,585

Strategic business total	28,784	30,774

Total	207,182	227,485

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

	(In millions of yen, except number of shares)

	2018	2019
Loss for the year attributable to the shareholders of the Company from continuing operations	(4,094)	(47,472)
Profit for the year attributable to the shareholders of the Company from discontinued operations	376	584

Total loss for the year attributable to the shareholders of the Company for basic and diluted earnings per share	(3,718)	(46,888)

Weighted average number of total common shares	239,761,603	240,824,713
Weighted average number of total treasury shares	(1,686,797)	(1,682,006)

Weighted average number of total common shares for basic earnings per share	238,074,806	239,142,707

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	238,074,806	239,142,707

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 23,902,127 common shares as of December 31, 2018, were excluded from the potential common shares use in the calculation of diluted earnings per share for the year ended December 31, 2018, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 27,669,979 common shares as of December 31, 2019, were excluded from the potential common shares use in the calculation of diluted earnings per share for the year ended December 31, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

The Company allotted 30,240 stock options to the Company’s directors (other than outside directors and part-time directors), 240 stock options to the Company’s outside directors, and 16,548 stock options to the Company’s employees (including executive officers) and its subsidiaries’ employees on July 29, 2019 as the allotment date. Upon exercise of those stock options, common shares of 4,702,800 will be issued.

Significant Subsequent Events

Not applicable.